June 30, 2010

Kristin Lochhead, Accounting Reviewer
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Arrhythmia Research Technology, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 001-09731

Dear Ms. Lochhead:

On behalf of Arrhythmia Research Technology, Inc. (the “Company”), we are transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated June 2, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009.  As requested, we will revise the Company’s future filings in response to the Staff’s comments as indicated below.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response and/or information requested.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operation

Net Sales, page 13

1.   We reference the table describing sales to significant customers on page F-18. We see that between 2008 and 2009 you lost one significant customer but gained another significant customer. Please tell us about the circumstances surrounding these events. In future filings, if material, please include a discussion of how the turnover of significant customers impacted your results of operations.

The term significant is measured as a single customer is more than 10% of the total revenues of the corporation. In the case of customer C and D as listed on page F-18, neither customer was lost.  The changes were due to normal fluctuations in business orders, timing of shipments and the like, we determined that the events surrounding the changes in significant customers were not due to material events.  In future filings, to the extent material, we will include a discussion as requested.

Selling and Marketing, page 14

2.   To the extent that you attribute decreases in selling and marketing expenses to decreases in personnel, please revise future filings to provide an indication of the number of positions reduced.

Inasmuch as the reduction in personnel during the period was from 4 to 3 persons, keeping in mind the Commission’s Guidance on MD&A of Financial Condition and Results of Operations as set forth in Release 33-8350, we believe the dollar amount of the reduction in expense is much more relevant to an investor’s understanding than a decrease of one person and may minimize the impact of the disclosure.  Nonetheless, in future filings, we will consider the comment and include the number to the extent deemed more helpful than harmful to an investors’ understanding.

General and Administrative Expenses, page 14

3.   We reference your disclosure to the decrease in general and administrative expenses from 2008 to 2009 which appears to address only a portion of the year over year change.  In future filings please discuss all material factors that contributed to significant changes in general and administrative expenses.

While we discussed all factors deemed material, we will further examine our disclosures in future filings.

Other Income, page 14

4.   We see that you attributed a portion of other income to the timing of import tax reimbursements.  Please tell us how you account for the reimbursement of import taxes, including how it impacts your operations and how you considered that the amount should be recorded within operating income.

The payment to a foreign government for import taxes is made at the point of entry and reimbursed from our customer upon acceptance at their facility.  Timing differences when taxes are paid and reimbursed create a valuation gain or loss due to fluctuations in the relative value of the US Dollar to the foreign currency.  As stated on page 4 of Form 10-K, payment from customers is in US Dollars.  This amount is immaterial to our operations.

Liquidity and Capital Resources, page 15

5.   We note that you hold silver in inventory and that it is highly susceptible to cost fluctuations. To the extent that it is material, please disclose in future filings the amount of silver held in inventory.

We will disclose the amount of silver held in inventory, as requested, to the extent the inventory held at the reporting date is material to our consolidated financial statements.

Critical Accounting Policies

Inventory and Inventory Reserves, page 17

6.   We note you indicate inventory is valued at cost using the average cost assumption.  However, we see on page F-8, you value inventory using both the average ·cost and first-in, first-out assumption.  Please tell us which methodology you utilize to determine cost for inventory purposes and reconcile these two disclosures.  Please refer to FASB ASC 330-10-30-9.

The inventory is average cost to manufacture, on a manufacturing lot basis.  As production costs increase and/or decrease, the average cost per manufacturing lot will be different.  The first-in, first-out assumption is not material to the valuation of the inventory and will be excluded from future filings.

Asset Impairment –Goodwill, page 18

7.   Please expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Clarify in expanded disclosure how you apply the requirements of FASB ASC 350-20-35. Disclose how you measure fair value for purposes of this exercise, including a description of the nature and extent of estimates and uncertainties that are inherent to that process. In addition, the revised disclosure should address the reporting unit concept and to disclose how you identified reporting units and how you allocated goodwill to those reporting units.

We will expand future filings as requested.

Asset Impairment –Long-Lived Asset, page 18

8.   Regarding the disclosure related to the impairment of long-lived assets and intangible assets other than goodwill, please clarify how you perform the impairment testing, including how you assess the fair value of the underlying asset. We refer you to FASB ASC 360-10-35-17 through 35-35.

We will clarify the process by which impairment testing is performed in future filings as requested.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

9.   We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition. Please apply in future filings.

We will make the requested changes in future filings.

Management’s Report on Internal Control Over Financial Reporting, page 18

10.   We see in the fourth paragraph of your disclosure that your CEO and CFO have evaluated "disclosure controls and procedures." In future filings, please revise this to indicate management has evaluated "internal controls over financial reporting."  The term "disclosure controls and procedures” should not be used synonymously with "internal controls over financial reporting."

We will make the requested changes in future filings.

Note 2. Accounting Policies, page F-8

11.   We reference the disclosure on page 4 that you sell products to customers in Canada, Europe and the Pacific Rim. Please tell us how you account for foreign currency translations or transactions. In this regard, tell us why you have not included any accounting or disclosures related to foreign currency. Refer to FASB ASC 830.

Customer invoices are collected in U.S. dollars.  In future filings, we will disclose a policy related to customer invoicing and collections in U.S. dollars.

Revenue Recognition. page F-8

12.   We note the general statement regarding your revenue recognition policy. Please tell us your specific revenue recognition policy for all significant products and services. Details should be provided to the extent that policy differs among customers, channels and products. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Refer to SAB 104. Future filings should include a more robust discussion of your revenue recognition policies within the financial statement footnotes and critical accounting policies should also be enhanced to discuss any judgments and uncertainties inherent in applying the revenue recognition policies.

Future filings will include a more robust discussion about the Company’s revenue recognition policy including, if applicable, a description of significant products and services.

Financing Customer Purchased Tooling. page F-8

13.   Please tell us the accounting guidance you relied upon for utilizing the direct financing method of revenue recognition. Please explain in fuller detail the terms of the financing and how you apply the direct financing method. Please tell us why you believe that the direct financing method is the appropriate revenue recognition policy for the terms of the financing arrangement. Please also provide us an indication of the materiality of these types of arrangements to your financial statements.

The direct finance method was used for a financing arrangement beginning in 2004.  The specific program was completed in 2008 and remained in the 2009 financial statements for comparison purposes.  The arrangement was immaterial to the 2009 financial statements and will be removed from our future filings.

14.   Please revise future filings to disclose where the cost of the tool is recorded over the term of the purchasing program. Clarify if this amount is charged to cost of sales or another expense line item.

We will revise future filings to include the disclosure and clarification as requested.

15.   As a related matter, in future filings, critical accounting policies should also be enhanced to discuss any judgments and uncertainties inherent in applying the direct financing method.

Critical accounting policies in future filings will include any judgments and uncertainties which may materially affect the issue as requested.

Goodwill, page F-9

16.   We note the disclosure that the annual impairment testing for goodwill is performed "during the first quarter of the fiscal year." Please revise future filings to disclose the date on which you perform the goodwill impairment test each year.

We will revise future filings to include the disclosure and clarification as requested.

Long-Lived Assets, page F-9

17.   We see you have other intangible assets of $95,887 and $143,010 as of December 31, 2009 and 2008, respectively. Please revise future filings to include all of the disclosures required by FASB ASC 350-30-50.

Future filings will include the additional disclosures requested.

Earnings per share data, page F-10

18.   Please revise future filings to disclose securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. Refer to FASB ASC 260-1 0-50-1 (c).

We will revise future filings as requested.

Note 8. Commitments and Contingencies

Operating Leases, page F-15

19.   Regarding the sale lease back transaction that occurred in December 2009, please tell us the basis for you accounting under FASB ASC 840-40-25 and 30. Tell us how you determined that this transaction qualified for sale lease-back accounting. In addition, show us how the deferred gain on sale of assets was calculated. In future filings, please disclose the term of the lease.

The basis for accounting under FASB ASC 840-40-25 and 30 qualified for sale lease-back accounting because the present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception.  The deferred gain on the sale of assets was the dollars received for the assets less the net fixed asset value.  We will include the term of the lease in future filings as requested.

11. Industry and Geographic Segments, page F-18

20.   Please tell us the nature of the two business segments and why they meet the requirements to be included as separate segments under FASB ASC 280-10-4050-10. Future filings should also include disclosure of the nature of all reporting segments.

The business segments under ASC 280-10-40 are required to have different economic characteristics, discrete financial information, and segment management.  The reporting segments of the software business which has not had revenues for several years, corporate costs, and the manufacturing operating segment are managed separately with discrete information.  The economics of development software and operating manufacturing entities are different and unique, thereby reported as segments.  We will include a more robust disclosure of the nature of the reporting segments in future filings as requested.

21. As a related matter, we note that within results of operations and throughout your filing you separately discuss the "Micron" and "MIT" divisions. Please tell us how you considered that these were separate segments under FASB ASC 280-1040-50-10.

“Micron” and “MIT” as divisions are not segments as they do not have discrete financial information and management.  The two operating segments are intertwined to maximize management efficiency and benefits from shared assets and support operations.  Nevertheless, inasmuch as management analyzes its business in terms of sensor and snap sales as the primary component and the MIT services and custom products as the secondary component, management believes separately discussing Micron and its MIT division provides investors an analysis as management views the business.  In keeping with the approach to MD&A suggested by the Commission in Release 33-8350, namely, that “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business”, we submit our approach is an appropriate one in light of the current status of our business.  Furthermore, in accordance with FASB ASC 280-1040-50-10, operating segments are not reporting segments without discrete financial information and management.

22. Please revise future filings to disclose the nature and composition of the operating income (loss) attributed to "corporate."

We will revise future filings as requested.

Exhibit 31.1 and 31.2

23. In future filings, please update the following certification disclosures:
•	Throughout the certification, modify the term issuer or issuer's to registrant or registrant's;
•	In paragraph 4(b), change the phrase "under my" to "under our";
•	In paragraph 4(c), change the phrase "on our" to "on such"; and
•	In paragraph 5(a)1 after the phrase "All significant deficiencies", insert the phrase "and material weaknesses".

We will make the requested changes in future filings.

24. As a related matter, please confirm to us that there were no material weaknesses identified as of December 31, 2009 in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report financial information.

We confirm to the Staff that there were no material weaknesses identified as of December 31, 2009 in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information.

*******
In addition, on behalf of the Company, the undersigned acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned.

Very truly yours,

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

By: /s/ David A. Garrison
        David A. Garrison, Chief Financial Officer

Cc:  Donald LaLiberte
 Kathleen L. Cerveny, Esq.